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                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                     FORM 4

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(h) of the Investment Company Act of 1940

|_| Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

(Print of Type Responses)
________________________________________________________________________________
1.   Name and Address of Reporting Person*

    Flinn                           Patrick
--------------------------------------------------------------------------------
   (Last)                           (First)             (Middle)

  1696 NE Miami Gardens Drive
--------------------------------------------------------------------------------
                                    (Street)

   North Miami Beach                   FL               33179
--------------------------------------------------------------------------------
   (City)                           (State)              (Zip)

________________________________________________________________________________
2.   Issuer Name and Ticker or Trading Symbol

   NYSE:EQY
________________________________________________________________________________
3.   I.R.S. Identification Number of Reporting Person, if an entity (voluntary)

________________________________________________________________________________
4.   Statement for Month/Day/Year

     3/10/03
________________________________________________________________________________
5.   If Amendment, Date of Original (Month/Day/Year)

________________________________________________________________________________
6.   Relationship of Reporting Person(s) to Issuer
     (Check all applicable)

     |X|  Director                             |_|  10% Owner
     |_|  Officer (give title below)           |_|  Other (specify below)

     ____________________________________________________________________
________________________________________________________________________________
7.   Individual or Joint/Group Filing (Check Applicable line)

     |X|  Form Filed by One Reporting Person
     |_|  Form Filed by More than One Reporting Person
________________________________________________________________________________

================================================================================
           Table I -- Non-Derivative Securities Acquired, Disposed of,
                             or Beneficially Owned
================================================================================

                                                                                                 5.
                                                                                                 Amount of      6.
                                                                 4.                              Securities     Owner-
                                                                 Securities Acquired (A) or      Beneficially   ship
                                       2A.          3.           Disposed of (D)                 Owned          Form:     7.
                            2.         Deemed       Transaction  (Instr. 3, 4 and 5)             Following      Direct    Nature of
                            Trans-     Execution    Code         ------------------------------- Reported       (D) or    Indirect
1.                          action     Date, if     (Instr. 8)                   (A)             Transaction(s) Indirect  Beneficial
Title of Security           Date       any          ------------                 or              (Instr. 3 &    (I)       Ownership
(Instr. 3)                  (mm/dd/yy) (mm/dd/yy)    Code     V      Amount      (D)    Price     Instr.4)      (Instr.4) (Instr.4)
------------------------------------------------------------------------------------------------------------------------------------
Common Stock ($0.01)        3/10/03                  A               2,000(1)    A               2,900          D
------------------------------------------------------------------------------------------------------------------------------------

====================================================================================================================================

Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
            (e.g., puts, calls, warrants, options, convertible securities)

================================================================================

                                                                                                          9.
                                                                                                          Number    10.
                                                                                                          of        Owner-
                                                                                                          deriv-    ship
                                                                                                          ative     Form
             2.                                                                                           Secur-    of
             Conver-                            5.                              7.                        ities     Deriv-   11.
             sion                               Number of                       Title and Amount          Bene-     ative    Nature
             or                                 Derivative    6.                of Underlying     8.      ficially  Secur-   of
             Exer-            3A.      4.       Securities    Date              Securities        Price   Owned     ity:     In-
             cise             Deemed   Trans-   Acquired (A)  Exercisable and   (Instr. 3 and 4)  of      Follow-   Direct   direct
             Price   3.       Execut-  action   or Disposed   Expiration Date   ----------------  Deriv-  ing       (D) or   Bene-
1.           of      Trans-   ion      Code     of(D)         (Month/Day/Year)            Amount  ative   Reported  In-      ficial
Title of     Deriv-  action   Date if  (Instr.  (Instr. 3,    ----------------            or      Secur-  Trans-    direct   Owner-
Derivative   ative   Date     any      8)       4 and 5)      Date     Expira-            Number  ity     action(s) (I)      ship
Security     Secur-  (mm/dd/  (mm/dd/  ------   ------------  Exer-    tion               of      (Instr. (Instr.   (Instr.  (Instr.
(Instr. 3)   ity     yy)      yy)      Code V    (A)   (D)    cisable  Date     Title     Shares  5)      4)        4)       4)
------------------------------------------------------------------------------------------------------------------------------------
Stock Option                                                                    Common
(right to                                                                       Stock
buy) (2)     13.41                                            (2)      2/8/08   ($0.01)   1125    13.41
------------------------------------------------------------------------------------------------------------------------------------
Stock Option                                                                    Common
(right to                                                                       Stock
buy) (2)     11.60                                            (2)      6/18/08  ($0.01)   1125    11.60
------------------------------------------------------------------------------------------------------------------------------------
Stock Option                                                                    Common
(right to                                                                       Stock
buy) (2)     10.43                                            (2)      5/20/09  ($0.01)   1125    10.43
------------------------------------------------------------------------------------------------------------------------------------
Stock Option                                                                    Common
(right to                                                                       Stock
buy) (2)      9.73                                            (2)      6/16/10  ($0.01)   1125     9.73
------------------------------------------------------------------------------------------------------------------------------------
Stock Option                                                                    Common
(right to                                                                       Stock
buy) (2)     11.45                                            (2)      6/5/11   ($0.01)   4500    11.45
------------------------------------------------------------------------------------------------------------------------------------
Stock Option                                                                    Common
(right to                                                                       Stock
buy) (2)     13.30                                            (2)      5/30/12  ($0.01)   4500    13.30
------------------------------------------------------------------------------------------------------------------------------------
====================================================================================================================================

Explanation of Responses:

(1) Represents shares acquired by Mr. Flinn on March 10, 2003 in connection with his appointment to the Equity One Board of Directors following the merger of IRT Property Company with and into Equity One on February 12, 2003. The shares will vest in equal parts on December 31, 2003 and December 31, 2004.

(2) Represents options to purchase common stock granted to Mr. Flinn under the IRT 1989 Stock Option Plan and the IRT 1998 Long-Term Incentive Compensation Plan. Each of these options are currently exercisable. The number of shares of Equity One common stock for which each option is exercisable and the corresponding strike prices were determined in accordance with the terms of the Agreement and Plan of Merger, dated October 28, 2002, between Equity One and IRT.


      /s/ PATRICK FLINN                                      March 12, 2003
---------------------------------------------            -----------------------
      PATRICK FLINN
      **Signature of Reporting Person                             Date

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

*     If the form is filed by more than one reporting person, see Instruction
      4(b)(v).

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.

       See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure.

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